Exhibit 99.1

News Release

November 10, 2015

Foamix Reports third Quarter 2015 Financial Results and Provides Business Update

Conference Call and Webcast on Wednesday, November 11, 2015 at 8:00am Eastern / 5:00am Pacific

Rehovot, Israel November 11, 2015 – Foamix Pharmaceuticals Ltd. (NASDAQ: FOMX) (“Foamix Pharmaceuticals”), a clinical stage specialty pharmaceutical company focused on developing and commercializing proprietary topical foams to address unmet needs in dermatology, announces financial results for the three and nine months ended September 30, 2015.

Financial highlights for the third quarter, ended September 30, 2015:

•
Total revenues were $22,000 compared with $415,000 for the three months ended September 30, 2014. The reduction was due to completion of certain development projects for our licensees that generated development fees during 2014, and which resulting products are now in clinical trial phases or pending commercialization and therefore are not generating development fees at this time.

•
Research and development expenses were $2.0 million, compared with $1.1 million in the three months ended September 30, 2014. The increase in research and development expenses relates to our efforts and preparation towards the launch of the clinical trials for FMX101, our lead product candidate for treatment of moderate-to-severe acne, and FMX103, our lead product candidate for treatment of papulopustular rosacea.

•	Selling, general and administrative expenses were $1.6 million, compared with $804,000 in the three months ended September 30, 2014.

•	Operating expenses totaled $3.6 million, compared with $1.9 million in the three months ended September 30, 2014.

•
Net loss in the third quarter was $3.4 million or $0.11 per share, basic and diluted, compared with a loss of $7.8 million or $0.61 per share, basic and diluted, for the three months ended September 30, 2014.

•	Cash, cash equivalents and short and long-term investments at September 30, 2015 totaled $107.8 million, compared with approximately $50 million at December 31, 2014.

Financial highlights for the nine months ended September 30, 2015:

•	Total revenues were $579,000 compared with $2.4 million for the nine months ended September 30, 2014.

•	Research and development expenses were $6.9 million compared with $1.8 million in the nine months ended September 30, 2014.

•	Operating expenses totaled $11.9 million compared with $3.4 million in the nine months ended September 30, 2014.

•	Operating loss was $11.4 million compared with $1.5 million in the nine months ended September 30, 2014.

•	Net loss was $11.1 million, or $0.41 per share, basic and diluted, compared with $11.3 million or $0.95 per share, basic and diluted, for the nine months ended September 30, 2014.

Financial developments for the period December 31, 2014 to date:

•
On April 20, 2015 we completed a successful follow-on public offering at a price per share of $9.30, raising $69 million including the exercise of the underwriters’ option to purchase an additional 967,741 shares. Net proceeds, after expenses and underwriter fees, totaled $64.2 million.

•
On October 21, 2015, we filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (SEC). The shelf prospectus will allow us to offer, from time to time, up to $150 million of equity securities. We have no plans or immediate need to raise capital, however, this shelf prospectus provides us with the flexibility to raise capital as necessary, or when an opportunity presents itself.

Clinical, business and corporate developments for the period December 31, 2014 to date:

•	Phase I Bridging/Maximal Use (MUSE) trial for FMX101 commenced during September 2015. All 30 patients fully enrolled in the trial. Results are expected to be released during Q4, 2015.

•	We maintain our expectation to initiate our Phase III clinical trials for FMX101 in moderate-to-severe acne in early 2016, and complete it in 2017.

•
During October 2015, we commenced a Phase II clinical trial with FMX103 for the treatment of papulopustular rosacea. The trial is a double-blind, randomized placebo-controlled trial encompassing 210 patients, conducted in 16 sites throughout Germany.

•
We completed our Phase II clinical trial with FDX104, our novel topical foam formulation of doxycycline for the management of acne-like rash in cancer patients taking epidermal growth factor receptor inhibitors (EGFRI) such as Erbitux® and Vectibix®. Results are expected to be released during Q4, 2015.

•
Regarding the clinical development plan for FMX102, our minocycline foam product for the treatment of impetigo, we recently met with the U.S. Food and Drug Administration (FDA) to seek guidance with regard to the preclinical and clinical activities that are required to move this development program forward. Upon receipt of the final meeting minutes and guidance from the agency, we will consider an appropriate development plan for this product.

•
During September 2015, Bayer Healthcare began selling Finacea® Foam (azelaic acid 15%) in the U.S.  Finacea® Foam is a prescription foam product which was developed by Bayer in collaboration with Foamix. This is the first prescription product developed using our proprietary technology to be FDA-approved for sale in the U.S. We expect to receive royalty payments for this product starting in early 2016.

Management Overview

During Q3, 2015 we achieved important milestones in advancing our pipeline of product candidates, including the completion of a phase II clinical trial for FDX104 for the management of chemotherapy-induced rash, and initiating a phase II clinical trial for FMX103 for the treatment of papulopustular rosacea.

Regarding FMX101, our proprietary minocycline foam product candidate for the treatment of moderate-to-severe acne vulgaris, we have enrolled all 30 patients required for completing our MUSE trial. We expect to have the results of this trial during Q4, 2015.  Based on our on-going progress, we maintain our expectation to initiate our Phase III clinical trials for FMX101 in early 2016, and complete Phase III in 2017.

FMX101 has the potential to be the first clinically-viable topical formulation of minocycline. Foamix is pursuing the development of FMX101 in the U.S. under the FDA’s abbreviated 505(b)(2) pathway.

In October 2015 we announced the first patient enrolled in the Phase II clinical trial of FMX103 for the treatment of papulopustular rosacea.

Papulopustular rosacea is a chronic skin disorder characterized by facial redness and inflammatory lesions.  It affects more than 16 million people in the U.S. alone.  The most common treatments for rosacea are topical therapies such as metronidazole and azelaic acid, as well as the oral antibiotics minocycline and doxycycline. There is a growing demand for new safe and effective topical treatments for this condition.  FMX103 has the same active ingredient, minocycline, as our lead candidate, FMX101, for acne.  Based on the positive clinical data we have generated in acne and the dermatological similarities between rosacea lesions and inflammatory acne lesions, we believe FMX103 can be a safe and effective topical treatment for rosacea. FMX103 has the potential to offer significant advantages over the current standard of care.

The Phase II clinical trial with FMX103 for rosacea is a three arm double-blind, randomized placebo-controlled trial encompassing 210 patients, to be conducted in several sites throughout Germany. Patients will be randomized to receive either FMX103 (3% minocycline foam), FMX103 (1.5% minocycline foam) or vehicle foam over 12 weeks, followed up by a 4-week post-treatment follow-up evaluation. The primary endpoints will be safety, tolerability and efficacy in the treatment of moderate-to-severe papulopustular rosacea. Foamix plans to pursue the development of FMX103 in the US under the FDA’s 505(b)(2) regulatory pathway.

With respect to the clinical development plan for FMX102, our minocycline foam product for the treatment of impetigo, we recently met with the FDA to seek guidance with regard to the preclinical and clinical activities that are required to move this development program forward. Upon receipt of the final meeting minutes and guidance from the agency, we will consider an appropriate development plan for this product.

FDX104 (4% Doxycycline foam), is our novel topical foam formulation of doxycycline for the management of the acne-like rash in cancer patients taking epidermal growth factor receptor inhibitors (EGFRI) such as Erbitux® and Vectibix®. A Phase II trial with FDX104 in cancer patients has recently been successfully completed. Results are expected to be released during Q4, 2015.

In addition to our internal drug development pipeline, we have licensed various forms of our patented foam technology to Bayer Healthcare, Merz, Allergan, and the Round Table Group, which are in various stages of development. Our license agreements with these licensees entitle us to various development fees, milestone payments and royalties upon commercialization.

During September 2015, Bayer Healthcare began selling Finacea® Foam (azelaic acid 15%) in the U.S.  Finacea® foam is a prescription foam product which was developed by Bayer in collaboration with Foamix. This is the first prescription product developed using our proprietary technology to be FDA-approved for sale in the U.S.  According to our license agreement with Bayer, we are entitled to royalties and certain milestone payments upon commercialization of Finacea Foam. We expect to begin receiving royalty payments in early 2016.

Third Quarter Financial Results

Revenues
Total revenues for the three months ended September 30, 2015 were $22,000 compared with $415,000 for the three months ended September 30, 2014. The reduction was due to completion of certain development projects for our licensees that generated development fees during 2014, and which resulting products are now in clinical trial phases or pending commercialization and therefore are not generating development fees at this time.

Operating Expenses
Our operating expenses for the three months ended September 30, 2015 and 2014 were as follows:

	Three months ended September 30,
	2015	2014
	(in thousands)
Research and development	$1,985	$1,064
Selling, general and administrative	1,631	804
Total operating expenses	$3,616	$1,868

Research and Development Expenses
Research and development expenses increased by $921,000, or 87%, from $1.1 million in the three months ended September 30, 2014 to $2.0 million in the three months ended September 30, 2015. The increase in research and development expenses resulted primarily from an increase of $359,000 in costs relating to the preparation of the FMX101 and FMX103 clinical trials and the ongoing expenses of the FDX104 clinical trial; an increase of $135,000 in advisory and consulting expenses and an increase of $339,000 in payroll and related expenses due to an increase in the number of R&D employees, increase in payroll and other payroll-related expenses (including bonus and stock based compensation).

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $827,000, or 103%, from $804,000 in the three months ended September 30, 2014 to $1.6 million in the three months ended September 30, 2015. The increase in selling, general and administrative expenses resulted primarily from an increase of $432,000 in payroll and related expenses; an increase of $107,000 in rent, office maintenance and office expenses; an increase of $139,000 in expenses related to directors’ compensation and an increase of $84,000 in expenses relating to advisors and consultants.

Finance Income (expenses), net
For the three months ended September 30, 2015 we recorded financial income of $203,000 as opposed to financial expenses of $6.2 million recorded for the three months ended September 30, 2014. The financial income in the three months ended September 30, 2015 relates mostly to interest and financial gains from our cash investments, whereas the financial expenses in the three months ended September 30, 2014 resulted mostly from non-cash financial expenses from the change in fair value of warrants.

Net Loss
For the three months ended September 30, 2015 we recorded a loss of $3.4 million or $0.11 per share, basic and diluted, compared with a loss of $7.8 million or $0.61 per share, basic and diluted, for the three months ended September 30, 2014.

Nine month Financial Results

Revenues
Total revenues for the nine months ended September 30, 2015 were $579,000 compared with $2.4 million for the nine months ended September 30, 2014. The reduction was due to completion of certain development projects for our licensees that generated development fees during 2014, and which resulting products are now in clinical trial phases or pending commercialization and therefore are not generating development fees at this time.

Operating Expenses
Our operating expenses for the nine months ended September 30, 2015 and 2014 were as follows:

	Nine months ended September 30,
	2015	2014
	(in thousands)
Research and development	$6,900	$1,766
Selling, general and administrative	5,026	1,671
Total operating expenses	$11,926	$3,437

Research and Development Expenses
Research and development expenses increased by $5.1 million, or 291%, from $1.8 million in the nine months ended September 30, 2014 to $6.9 million in the nine months ended September 30, 2015. The increase in research and development expenses resulted primarily from an increase of $2.7 million in costs relating to the preparation of the FMX101 and FMX103 clinical trials and the ongoing expenses of the FDX104 clinical trial; an increase of $392,000 in advisory and consulting expenses; and an increase of $1.8 million in payroll and related expenses due to an increase in the number of R&D employees, increase in payroll and other payroll-related expenses (including bonus and stock based compensation).

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $3.4 million, or 201%, from $1.7 in the nine months ended September 30, 2014 to $5.0 million in the nine months ended September 30, 2015. The increase in selling, general and administrative expenses resulted primarily from an increase of $2.0 million in payroll and related expenses, an increase of $151,000 in investor relations expenses; an increase of $455,000 in expenses related to directors’ compensation; an increase of $199,000 in rent, office maintenance; and an increase of $183,000 in expenses relating to advisors and consultants.

Finance Income (expenses), net
For the nine months ended September 30, 2015 we recorded financial income of $269,000, as opposed to financial expenses of $9.9 million recorded for the nine months ended September 30, 2014. The financial income in the nine months ended September 30, 2015 resulted mostly from interest and financial gains from our cash investments; whereas the financial expenses in the nine months ended September 30, 2014 resulted mostly from non-cash financial expenses from the change in the fair value of warrants and convertible loans.

Net Loss
For the nine months ended September 30, 2015 we recorded a loss of $11.1 million or $0.41 per share, basic and diluted, compared with a loss of $11.3 million or $0.95 per share, basic and diluted, for the nine months ended September 30, 2014.

Liquidity and Capital Resources
As of September 30, 2015 we had cash, cash equivalents, short and long-term investments of $107.8 million, compared with $50 million as of December 31, 2014. The increase was mostly due to the $64.2 million (net of commissions and expenses) we raised in our follow-on offering, which closed on April 20th, 2015.  During the nine months ended September 30, 2015 we used $8.7 million in cash in our operations compared to $337,000 provided by operating activities in the nine months ended September 30, 2014.

Conference Call
Our management will host an investment community conference call on November 11, 2015 at 8:00 a.m. Eastern / 5:00 a.m. Pacific / 3:00 p.m. Israel to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing Domestic: 888-438-5535; International: 719-325-2448, Conference ID:8764273.
Webcast:  http://public.viavid.com/player/index.php?id=116591

A replay of the call will be accessible two hours after its completion through November 25th , 2015 by dialing Domestic: 877-870-5176; International: 858-384-5517; Passcode: 8764273. The call will also be archived for 90 days at www.streetevents.com and www.foamixpharma.com

About Foamix

Foamix is a specialty pharmaceutical company focused on the development and commercialization of proprietary, innovative and differentiated topical drugs for dermatological therapy. Our clinical stage product candidates include FMX101, our novel minocycline foam for the treatment of moderate-to-severe acne, FMX102 for the treatment of impetigo, FMX 103 for the treatment of rosacea and FDX104, our doxycycline foam for the management of acne-like rash, induced by EGFRI anticancer drugs.

In addition, we have development and license agreements relating to our technology with various pharmaceutical companies including Bayer HealthCare, Merz, Allergan and Prestium.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions, expectations, forecasts, beliefs or intentions related to financial results, commercial results, timing and results of clinical trials and U.S. FDA and other regulatory agencies authorizations.  Forward-looking statements are based on our current knowledge and our present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, unexpected delays, excess costs or unfavorable results of clinical trials, delays or denial in the U.S. FDA approval process, additional competition in the acne market, denial of reimbursement by third party payors or inability to raise additional capital. We discuss many of these risks in greater detail under the heading “Risk Factors” in our most recent Registration Statement on From F-1 (File No. 333-203187) declared effective on April 14, 2015, and elsewhere in that Registration Statement. Although we believe these forward-looking statements are reasonable, they speak only as of the date of this announcement and Foamix undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law. Given these risks and uncertainties, you should not rely upon forward-looking statements as predictions of future events.

Erbitux® is a registered trademark of Eli Lilly and Company. Vectibix® is a registered trademark of Amgen Inc. Finacea® is a regrested trademark of Bayer Healthcare.

Contact:	U.S. Investor Relations
Dorit Hayon, BD Manager	Michael Rice
Foamix Pharmaceuticals Ltd.	LifeSci Advisors, LLC
+972-8-9316233	646-597-6979
ir@foamixpharma.com	mrice@lifesciadvisors.com

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	September 30,	December 31,
	2015	2014
Assets
CURRENT ASSETS:
Cash and cash equivalents	$24,858	$43,008
Short term bank deposits	13,103	-
Investment in available for sale securities	20,198	6,958
Accounts receivable:
Trade	108	495
Other	689	430
T O T A L CURRENT ASSETS	58,956	50,891

NON-CURRENT ASSETS:
Restricted investment in available for sale securities	765	104
Investment in available for sale securities	33,778	-
Investment in long term bank deposits	15,080	-
Property and equipment, net	436	248
Other	35	34
T O T A L NON-CURRENT ASSETS	50,094	386

T O T A L ASSETS	$109,050	$51,277

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	September 30,	December 31,
	2015	2014
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Current maturities of bank borrowing	$31	$31
Accounts payable and accruals:
Trade	938	626
Deferred revenues	-	35
Other	1,576	968
Loan from the BIRD foundation	478	474
T O T A L CURRENT LIABILITIES	3,023	2,134

LONG-TERM LIABILITIES:
Bank borrowing	27	51
Liability for employee severance benefits	345	330
T O T A L LONG-TERM LIABILITIES	372	381
COMMITMENTS
T O T A L LIABILITIES	3,395	2,515

SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.16 par value - authorized: 50,000,000 Ordinary Shares as of September 30, 2015 and December 31, 2014; issued and outstanding: 30,556,021 and 22,443,934 Ordinary Shares as of September 30, 2015 and December 31, 2014 respectively	1,280	954
Additional paid-in capital	145,208	77,600
Accumulated deficit	(40,846)	(29,713)
Accumulated other comprehensive income (loss)	13	(79)
T O T A L SHAREHOLDERS' EQUITY	105,655	48,762
T O T A L LIABILITIES AND SHAREHOLDERS’ EQUITY	$109,050	$51,277

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)
(Unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2015	2014	2015	2014
REVENUES	$579	$2,421	$22	$415
COST OF REVENUES	46	448	10	155
GROSS PROFIT	533	1,973	12	260
OPERATING EXPENSES:
Research and development	6,900	1,766	1,985	1,064
Selling, general and administrative	5,026	1,671	1,631	804
TOTAL OPERATING EXPENSES	11,926	3,437	3,616	1,868
OPERATING LOSS	11,393	1,464	3,604	1,608
FINANCE EXPENSES (INCOME), net	(269)	9,856	(203)	6,239
INCOME TAX	9	-	-	-
NET LOSS FOR THE PERIOD	$11,133	$11,320	$3,401	$7,847

LOSS PER SHARE BASIC AND DILUTED	$0.41	$0.95	$0.11	$0.61

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE IN THOUSANDS	27,430	11,890	30,547	12,847

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. dollars in thousands)
(Unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2015	2014	2015	2014
NET LOSS	$11,133	$11,320	$3,401	$7,847
OTHER COMPREHENSIVE INCOME:
Net unrealized losses (gains) from available for sale securities	(27)	47	(9)	88
Gains on available for sale securities reclassified into net loss	(67)	(8)	-	(19)
Net unrealized losses on derivative financial instruments	2	-	60	-
T O T A L OTHER COMPREHENSIVE INCOME (LOSS)	(92)	39	51	69
T O T A L COMPREHENSIVE LOSS	$11,041	$11,359	$3,452	$7,916

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Nine months ended September 30,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$11,133	$11,320
Adjustments required to reconcile loss to net cash provided by (used in) operating activities:
Depreciation and amortization	58	21
Changes in trading marketable securities, net	-	561
Gain (loss) from sale of available for sale securities, net	67	(8)
Changes in accrued liability for employee severance benefits, net of retirement fund profit	15	19
Share-based compensation	1,226	251
Non cash finance expenses, net	53	9,919
Changes in operating asset and liabilities:
Decrease (increase) in trade and other receivable	128	(134)
Decrease (increase) in other non-current assets	(1)	3
Increase in accounts payable and accruals	883	1,025
Net cash provided by (used in) operating activities	(8,704)	337
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(246)	(144)
Amounts funded in respect of employee rights upon retirement	-	(20)
Investment in bank deposits	(28,025)	-
Purchase of available for sale securities	(65,913)	(9,108)
Proceeds from sale and maturity of available for sale securities	18,053	1,790
Net cash used in investing activities	(76,131)	(7,482)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of preferred A shares, net of issuance costs	-	8,157
Proceeds from issuance of ordinary shares through a public offering , net of issuance costs	64,202	35,559
Proceeds from exercise of warrants	2,189	-
Proceeds from exercise of options	317	-
Long-term bank borrowings	-	77
Payments in respect of bank borrowings	(23)	-
Net cash provided by financing activities	66,685	43,793
DECREASE IN CASH AND CASH EQUIVALENTS	(18,150)	36,648
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	-	(3)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	43,008	1,747
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$24,858	$38,392

SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Conversion of preferred A shares into ordinary shares	-	$6,028
Conversion of warrants from preferred A warrants to ordinary share warrants	-	$8,494
Conversion of convertible loans into preferred A shares and warrants	-	$8,096
Cashless exercise of warrants	$4	-